UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 5, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Prepaid Card Holdings, Inc.

File No. 000-53270 - CF#24958

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Prepaid Card Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on March 4, 2010, as amended by reduced redactions from the same agreement filed as Exhibit 10.1 to Form 10-Q/A on April 30, 2010.

Based on representations by Prepaid Card Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through July 2, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Todd K. Schiffman
Assistant Director